UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated August 25, 2011, containing the Company's Interim Report for the six months ended June 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: August 30, 2011
By: /s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

Exhibit 1

FRONTLINE LTD.
INTERIM REPORT JANUARY – JUNE 2011

Highlights

•	Frontline reports a net loss attributable to the Company of $35.2 million and a loss per share of $0.45 for the second quarter of 2011.
•	Frontline reports a net loss attributable to the Company of $19.8 million and a loss per share of $0.25 for the first half of 2011.
•	Frontline announces a cash dividend of $0.02 per share for the second quarter of 2011.
•
Frontline exercised its option to acquire the 2002-built VLCC Front Eagle and sold the vessel to an unrelated third party for $67.0 million. The vessel was delivered on May 27. A gain of $3.9 million was recognized in the second quarter and a gain of $13.1 million will be recognized over the remaining period of the two year time charter-in.

•
Frontline terminated the long term charter parties for the OBO carriers Front Leader and Front Breaker in April and May 2011, respectively. The Company recorded losses of $9.3 million and $8.5 million, respectively, in the second quarter.

•	The chartered-in VLCC Kensington was re-delivered by Frontline on May 18, 2011.

Second Quarter and Six Months 2011 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces a net loss attributable to the Company of $35.2 million for the second quarter of 2011, equivalent to a loss per share of $0.45, compared with net income attributable to the Company of $15.5 million and earnings per share of $0.20 for the preceding quarter. The net loss attributable to the Company in the second quarter includes a loss on sale of assets and amortization of deferred gains of $12.0 million, which comprises losses of $9.3 million and $8.5 million arising on the termination of the long term charter parties for the OBO carriers Front Leader and Front Breaker, respectively, partially offset by gains of $3.9 million and $2.0 million relating to the sales of Front Eagle and Front Shanghai, respectively. The net income attributable to the Company in the preceding quarter included a gain on sale of assets and amortization of deferred gains of $13.2 million, which comprised a gain of $7.9 million on the sale of Front Shanghai and a gain of $5.3 million on the termination of the Ticen Sun and Front Ace charters. The net income attributable to the Company in the first quarter also included non-operating gains of $8.1 million. This is mainly related to a market value adjustment of $8.8 million to a funding agreement held by the Golden State companies in Independent Tankers Corporation Limited ("ITCL") for which termination notice was given by the Golden State companies in February 2011 and the amortization of a deferred gain of $3.1 million on the sale of a newbuilding contract, which were partially offset by a loss of $3.3 million on the sale of the Company's shares in Overseas Shipholding Group Inc ("OSG").

The average daily time charter equivalents ("TCEs") earned in the spot and period market in the second quarter by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $26,100, $15,800 and $31,300, respectively, compared with $28,600, $17,300 and $36,300, respectively, in the preceding quarter. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $23,900 and $14,500, respectively, in the second quarter compared with $27,400 and $16,000, respectively, in the first quarter. The Gemini Suezmax pool had spot earnings of $16,200 per day in the second quarter compared to $17,700 per day in the first quarter. The Company's double hull VLCCs excluding the spot index time charter vessels had spot earnings of $25,700 per day in the second quarter, compared with $28,200 in the first quarter.

Profit share expense of $0.2 million has been recorded in the second quarter as a result of the profit sharing agreement with Ship Finance International Limited ("Ship Finance") compared to $2.3 million in the preceding quarter. Ship operating expenses increased by $0.3 million compared with the preceding quarter primarily as a result of an increase in drydocking costs of $2.3 million (three vessels drydocked in the second quarter compared with two vessels in the preceding quarter) partially offset by a decrease in running costs mainly due to recent sales and lease terminations.

Charter hire expenses increased by $0.9 million in the second quarter compared with the preceding quarter primarily due to an increase in the provision for loss making voyages and charter hire for Front Shanghai and Front Eagle, partially offset by a decrease in charter hire for Hampstead (due to off hire) and Kensington (due to re-delivery on May 18).

Interest income in the second quarter of $1.5 million relates to restricted deposits held by subsidiaries reported in ITCL. Interest expense, net of capitalized interest, was $35.7 million in the second quarter of which $7.4 million relates to ITCL.

Frontline announces a net loss attributable to the Company of $19.8 million for the six months ended June 30, 2011, equivalent to a loss per share of $0.25. The average daily TCEs earned in the spot and period market in the six months ended June 30, 2011 by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $27,400, $16,500 and $34,000, respectively, compared with $46,000, $31,400 and $47,800, respectively, in the six months ended June 30, 2010. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $25,600 and $15,200, respectively, in the six months ended June 30, 2011. The Gemini Suezmax pool had spot earnings of $17,000 per day and the Company's double hull VLCCs excluding the spot index time charter vessels had spot earnings of $27,000 per day, respectively, in the six months ended June 30, 2011.

As of June 30, 2011, the Company had total cash and cash equivalents of $173.2 million and restricted cash of $247.9 million. Restricted cash includes $188.5 million relating to deposits in ITCL and $58.0 million in Frontline, which is restricted under the charter agreements with Ship Finance.

In August 2011, the Company has average total cash cost breakeven rates for the remainder of 2011 on a TCE basis for VLCCs and Suezmax tankers of approximately $29,800 and $24,800, respectively.

Fleet Development

In January 2011, the chartered-in VLCC Desh Ujaala was re-delivered to the owners and the Company sold its 2006-built VLCC Front Shanghai. The net sale proceeds for Front Shanghai were $91.24 million and after repayment of debt the sale generated $31.5 million in cash. The Company agreed, in connection with the sale, to charter back the vessel from the new owner. The duration of the time charter is approximately two years at a rate of $35,000 per day. Delivery to the new owners and commencement of the time charter took place on January 26, 2011. The Company recorded a gain of $9.9 million in the first half of 2011. In addition, a gain of $11.8 million will be recognized on a straight line basis over the remaining period of the time charter.

In February 2011, the Company agreed with Ship Finance to terminate the long term charter parties between the companies for the single hull VLCCs Ticen Sun (ex. Front Highness) and Front Ace and Ship Finance simultaneously sold the vessels to unrelated third parties. The termination of the charters took place in February and March 2011, respectively. Ship Finance made a compensation payment to the Company of $5.3 million for the early termination of the charters, which was recorded in the first quarter.

In March 2011, the Company exercised its option to acquire the 2002-built VLCC Front Eagle and sold the vessel to an unrelated third party for $67.0 million. The Company agreed, in connection with the sale, to charter back the vessel from the new owner. The duration of the time charter is approximately two years at a rate of $32,500 per day. Delivery to the new owners and commencement of the time charter occurred on May 28, 2011. The Company recorded a gain of $3.9 million in the second quarter. In addition, the Company expects to record a gain of approximately $13.1 million over the remaining period of the two year time charter-in.

In March 2011, the bareboat charter out contract for the single hull VLCC Front Lady was extended until August 2013.

In April and May 2011, the Company agreed with Ship Finance to terminate the long term charter parties between the companies for the OBO vessels Front Leader and Front Breaker, respectively, and Ship Finance simultaneously sold the vessels. The termination of the charter parties took place on April 12, 2011 and May 26, 2011, respectively, and the Company made compensation payments to Ship Finance of $7.7 million and $6.6 million, respectively, for the early termination of the charter parties. The Company recorded losses of $9.3 million and $8.5 million, respectively, in the second quarter of 2011.

The chartered-in VLCC Kensington was re-delivered to the owners on May 18, 2011.

Newbuilding Program

As of June 30, 2011, Frontline's newbuilding program comprised two Suezmax tankers and five VLCCs, which constitute a contractual cost of $649.9 million. Installments of $198.5 million have been made on the newbuildings and the remaining installments to be paid as of June 30, 2011 amount to $451.4 million, with expected payments of approximately $27.0 million in 2011, $175.7 million in 2012 and $248.7 million in 2013. Expected payments of $79.9 million and $73.0 million have been moved from this year into 2012 and from 2012 into 2013, respectively, since the first quarter earnings release, as a result of an expected delay of approximately four to five months in the VLCC newbuilding program.

In November 2010, the Company secured pre- and post-delivery financing in the amount of $147.0 million representing 70 percent of the contract price for the first two VLCCs to be delivered in 2012. As of June 30, 2011 the facility was undrawn.

For the three remaining VLCCs and the two Suezmax tanker newbuildings to be delivered between late 2012 and 2013, the Company has not yet established pre- and post-delivery financing.  Based on the secured financing for the two VLCCs we assume a 70 percent financing of current market values for these newbuildings. On the basis of these assumptions, Frontline has already paid 99 percent of the equity investment and the remaining newbuilding installments are expected to be almost entirely financed by bank debt.

Corporate

In January 2011, Frontline sold all its shares in OSG. The sale generated approximately $46.5 million in cash and the Company recorded a loss of $3.3 million in the first quarter in other non-operating items.

On April 11, 2011, the Company announced that it had approved a grant of 145,000 share options under the terms of the existing share option scheme. The share options will have a five-year term and will vest equally one third each year over a three-year vesting period. The strike price for the options has been set to NOK 131.10 per share.

On August 25, 2011, the Company's Board of Directors declared a dividend of $0.02 per share. The record date for the dividend is September 9, 2011, ex dividend date is September 7, 2011 and the dividend will be paid on or about September 26, 2011.

77,858,502 ordinary shares were outstanding as of June 30, 2011, and the weighted average number of shares outstanding for the quarter was 77,858,502.

The Company reports vessel values provided from a broker panel on all loan facilities to the banks each quarter. At June 30, 2011 we were in compliance with the minimum value requirements on the vessels set in the loan agreements. We were also in compliance with other covenants set in the loan agreements.

The Market

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the second quarter of 2011 was WS 53; equivalent to $8,000/day; representing a decrease of approximately WS 5.5 points from the first quarter of 2011 and a decrease of WS 35 points from the second quarter of 2010. Present market indications are approximately $9,000 to $10,000/day in the third quarter of 2011.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the second quarter of 2011 was WS 77; equivalent to approximately $13,500/day compared to approximately $18,200/day in the first quarter of 2011, representing a decrease of approximately WS 6 points from the first quarter of 2011 and a decrease of WS 37 points from the second quarter of 2010. Present market indications are approximately $7,000/day in the third quarter of 2011.

Bunkers at Fujairah averaged $657/mt in the second quarter of 2011 compared to $600/mt in the first quarter of 2011; an increase of approximately $57/mt. Bunker prices varied between a low of $611/mt at the beginning of May and a high of $686/mt on April 10. On August 24, 2011, the quoted bunker price in Fujairah was 661/mt.

Philadelphia bunkers averaged $681/mt in the second quarter, which was an increase of $77/mt from the first quarter of 2011. Bunker prices varied between a low of $566/mt mid May and a high of $720/mt at the beginning of April. On August 24, 2011, the quoted bunker price in Philadelphia was 672/mt.

The VLCC fleet totalled 573 vessels at the end of the second quarter of 2011, up from 561 vessels at the end of the previous quarter. 15 VLCCs were delivered during the quarter versus an estimated 18 at the beginning of the year. The orderbook counted 152 vessels at the end of the second quarter, down from 164 orders from the previous quarter. Three new orders were placed during the quarter and the current orderbook represents approximately 27 percent of the VLCC fleet. During the quarter three vessels were removed from the trading fleet and according to Fearnleys the single hull fleet stands at 35 vessels. These vessels are not longer involved in active trading.

The Suezmax fleet totalled 430 vessels at the end of the second quarter, up from 420 vessels at the end of the previous quarter. 10 vessels were delivered during the quarter versus an estimated 13 at the beginning of the year. The orderbook counted 126 vessels at the end of the quarter, down from 131 vessels at the end of the previous quarter. Six new orders were placed whilst one was cancelled during the quarter and the current orderbook now represents 29 percent of the total fleet. No vessels were removed from the trading fleet and according to Fearnleys the single hull fleet now stands at 13 vessels.

The International Energy Agency's ("IEA") August 2011 report stated an average OPEC oil production, including Iraq, of 29.3 million barrels per day (mb/d) during the second quarter of the year. This was a decrease of 630,000 barrels per day compared to the first quarter of 2011 and an increase of 330,000 barrels per day compared to the second quarter of 2010.

IEA further estimates in their August 2011 report that the global oil demand decreased by 1.0 mb/d or 1.1 percent in the second quarter of 2011 compared to the first quarter of 2011. At the same time the tanker market experienced a growth in fleet supply in the second quarter of 2011 due to a high number of newbuilding deliveries despite fewer actual deliveries in the second quarter of 2011 than anticipated, with 17 percent slippage in the VLCC segment and 23 percent in the Suezmax segment. Henceforth the weak tanker market experienced in the second half of 2010 also continued in the first half of 2011 and so far into the third quarter of 2011.

The decision by the IEA to temporarily release 60 million barrels from global strategic petroleum reserves proved negative for tanker demand and we noticed a decrease in long-haul imports to the US. Further, the current international situation has delayed the economic recovery and future oil demand might suffer.

The newbuilding orderbook at the end of the second quarter 2011 includes a high number of expected vessel deliveries in 2011 and 2012. However, the actual number of deliveries is likely to be lower due to the expected delays, slippage and cancellations of newbuilding orders going forward.

The International Monetary Fund forecasts world growth to rise by approximately 4.3 percent and 4.5 percent in 2011 and 2012, respectively and the IEA projects an increase in world's oil consumption in 2011 by 1.2 mb/d compared to 2010 and in 2012 by 1.6 mb/d compared to 2011. This is not enough to absorb the newbuilding orderbook, but will help mitigate.

Strategy and Outlook

Faced with the current weak market conditions, we focus on optimizing the operation of our vessels by maintaining waiting time policy and ultra slow steaming. We maintain a lean organization and use outsourcing extensively to keep a low cost basis and low cash cost breakeven rates.  We will seek to reduce our exposure to loss-making vessels and consider alternative use of OBOs and older tanker vessels in the fleet. We intend to redeliver the vessels Front Warrior, Front Chief, Front Commander and Front Crown on December 1, 2011.

We maintain a low fixed charter coverage percentage for the double hull vessels, full fixed charter coverage for the single hull vessels and a high fixed charter coverage percentage for the OBO vessels. This provides some downside protection in the current weak tanker market as well as preserving upside opportunities from the spot trading vessels in a strong tanker market. Currently one of the OBO charters is in default and we will do our utmost to optimize the outcome for Frontline in this matter. Based on the high spot exposure for the double hull fleet we are hit by the current low spot rates. However, the expected delay of approximately four to five months in the VLCC newbuilding program and thereby delay in expected payments from this year into 2012 and from 2012 into 2013, helps to mitigate this.

Frontline will seek to optimize the size of the fleet paying attention to the underlying cyclicality in the tanker business, including asset prices. Such an approach will from time to time lead to divestments and to a more passive investment philosophy.

The Board expects the weak trend in the second quarter results to be extended into the third quarter.

Related Party Transactions

The Company's most significant related party transactions are with Ship Finance, a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance a profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

In February 2011, the Company agreed with Ship Finance to terminate the long term charter parties between the companies for the single hull VLCCs Ticen Sun (ex. Front Highness) and Front Ace and Ship Finance simultaneously sold the vessels to unrelated third parties. The termination of the charters took place in February and March 2011, respectively. Ship Finance made a compensation payment to the Company of $5.3 million for the early termination of the charters, which was recorded in the first quarter of 2011.

In April and May 2011, the Company agreed with Ship Finance to terminate the long term charter parties between the companies for the OBO vessels Front Leader and Front Breaker, respectively, and Ship Finance simultaneously sold the vessels. The termination of the charter parties took place on April 12, 2011 and May 26, 2011, respectively, and the Company made compensation payments to Ship Finance of $7.7 million and $6.6 million, respectively, for the early termination of the charter parties. The Company recorded losses of $9.3 million and $8.5 million, respectively, in the second quarter of 2011.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 25, 2011

Questions should be directed to:
Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2010 Apr-Jun	2011 Apr-Jun	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2011 Jan-Jun	2010 Jan-Jun	2010 Jan-Dec (audited)
356,116	219,398	Total operating revenues	454,207	687,939	1,165,215
9,664	(12,033)	Gain (loss) on sale of assets and amortization of deferred gains	1,197	19,481	30,935
76,227	80,348	Voyage expenses and commission	156,053	144,161	282,708
11,430	160	Profit share expense	2,410	22,745	30,566
47,169	51,435	Ship operating expenses	102,534	92,540	195,679
52,498	17,518	Charter hire expenses	34,103	96,398	134,551
7,637	8,538	Administrative expenses	16,618	15,513	31,883
52,841	50,429	Depreciation	101,937	105,894	212,851
247,802	208,428	Total operating expenses	413,655	477,251	888,238
117,978	(1,063)	Net operating income (loss)	41,749	230,169	307,912
3,900	1,517	Interest income	3,678	7,976	13,432
(37,555)	(35,698)	Interest expense	(71,787)	(73,066)	(149,918)
(112)	(69)	Share of results from associated companies	(300)	(285)	(515)
167	(21)	Foreign currency exchange gain (loss)	150	181	622
(2,833)	125	Other non-operating items	8,262	(2,625)	(7,311)
81,545	(35,209)	Net (loss) income before taxes and noncontrolling interest	(18,248)	162,350	164,222
(55)	(44)	Taxes	(107)	(104)	(218)
81,490	(35,253)	Net (loss) income	(18,355)	162,246	164,004
(184)	9	Net (income) loss attributable to noncontrolling interest	(1,424)	(1,252)	(2,597)
81,306	(35,244)	Net (loss) income attributable to Frontline Ltd.	(19,779)	160,994	161,407

$1.04	$(0.45)	Basic (loss) earnings per share ($)	$(0.25)	$2.07	$2.07

		Income on timecharter basis ($ per day per ship)*
46,600	26,100	VLCC	27,400	46,000	35,900
31,000	15,800	Suezmax	16,500	31,400	25,800
47,700	31,300	Suezmax OBO	34,000	47,800	47,400
		* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

2010 Apr-Jun	2011 Apr-Jun	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2011 Jan-Jun	2010 Jan-Jun	2010 Jan-Dec (audited)
81,490	(35,253)	Net (loss) income	(18,355)	162,246	164,004
(3,076)	(198)	Unrealized loss from marketable securities	(256)	(9,423)	(2,013)
(144)	4	Foreign currency translation gain (loss)	102	(204)	(137)
(3,220)	(194)	Other comprehensive loss	(154)	(9,627)	(2,150)
78,270	(35,447)	Comprehensive (loss) income	(18,509)	152,619	161,854
78,086	(35,438)	Comprehensive (loss) income attributable to Frontline Ltd.	(19,933)	151,367	159,257
184	(9)	Comprehensive income (loss) attributable to noncontrolling interest	1,424	1,252	2,597
78,270	(35,447)		(18,509)	152,619	161,854

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2011 Jun 30	2010 Jun 30	2010 Dec 31 (audited)
ASSETS
Short term
Cash and cash equivalents	173,152	168,609	176,639
Restricted cash	189,913	235,977	182,091
Other current assets	175,747	344,623	229,032
Long term
Restricted cash	58,000	69,116	62,000
Newbuildings	230,902	277,915	224,319
Vessels and equipment, net	1,326,300	1,227,519	1,430,124
Vessels under capital lease, net	1,306,658	1,554,954	1,427,526
Investment in finance lease	54,486	56,161	55,355
Investment in unconsolidated subsidiaries and associated companies	3,108	3,638	3,408
Other long-term assets	7,738	28,242	7,426
Total assets	3,526,004	3,966,754	3,797,920

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	114,375	105,573	173,595
Current portion of obligations under capital lease	184,973	196,478	193,379
Other current liabilities	107,307	212,255	136,603
Long term liabilities
Long term debt	1,149,704	1,146,776	1,190,763
Obligations under capital lease	1,227,785	1,465,655	1,336,908
Other long term liabilities	16,144	13,378	7,635
Commitments and contingencies
Equity
Frontline Ltd. equity	712,388	815,979	747,133
Noncontrolling interest	13,328	10,660	11,904
Total equity	725,716	826,639	759,037
Total liabilities and equity	3,526,004	3,966,754	3,797,920

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2010 Apr-Jun	2011 Apr-Jun	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2011 Jan-Jun	2010 Jan-Jun	2010 Jan-Dec
		OPERATING ACTIVITIES
81,490	(35,253)	Net (loss) income	(18,355)	162,246	164,004
		Adjustments to reconcile net (loss) income to net cash provided by operating activities:
53,185	50,801	Depreciation and amortization	102,901	106,554	214,287
36	(44)	Unrealized foreign currency exchange (gain) loss	(15)	(71)	(138)
(9,664)	12,033	(Gain) loss on sale of assets and amortization of deferred gains	(1,197)	(19,481)	(30,935)
112	69	Equity losses of associated companies	300	285	515
(4,324)	189	Other, net	(5,248)	(4,090)	1,847
30,391	15,155	Change in operating assets and liabilities	(42,528)	(94,241)	(34,669)
151,226	42,950	Net cash provided by operating activities	35,858	151,202	314,911

		INVESTING ACTIVITIES
(12,972)	(3,689)	Change in restricted cash	7,635	189,234	256,535
(306,165)	(59,678)	Additions to newbuildings, vessels and equipment	(62,805)	(405,574)	(548,946)
316	374	Finance lease payments received	729	597	1,277
11,061	57,100	Proceeds from sale of vessels and equipment	148,335	11,061	11,061
-	-	Proceeds from sale of investments	46,547	-	19,839
-	-	Proceeds from sale of shares in subsidiary	-	-	100
(307,760)	(5,893)	Net cash provided by (used in) investing activities	140,441	(204,682)	(260,134)

		FINANCING ACTIVITIES
432,591	(265)	Proceeds from long-term debt, net of fees paid	(1,441)	495,830	645,537
(98,012)	(9,081)	Repayment of long-term debt	(100,279)	(132,254)	(169,953)
(36,568)	(29,749)	Repayment of capital leases	(62,494)	(146,203)	(280,579)
(58,394)	(7,786)	Dividends paid	(15,572)	(77,859)	(155,718)
239,617	(46,881)	Net cash (used in) provided by financing activities	(179,786)	139,514	39,287

83,083	(9,824)	Net (decrease) increase in cash and cash equivalents	(3,487)	86,034	94,064
85,526	182,976	Cash and cash equivalents at start of period	176,639	82,575	82,575
168,609	173,152	Cash and cash equivalents at end of period	173,152	168,609	176,639

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2011 Jan-Jun	2010 Jan-Jun	2010 Jan-Dec (audited)

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	77,858,502	77,858,502	77,858,502

SHARE CAPITAL
Balance at beginning and end of period	194,646	194,646	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	224,245	221,991	221,991
Stock option expense	760	1,131	2,053
Gain on sale of shares in subsidiary	-	-	201
Balance at end of period	225,005	223,122	224,245

CONTRIBUTED SURPLUS
Balance at beginning and end of period	248,360	248,360	248,360

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(3,836)	(1,686)	(1,686)
Other comprehensive loss	(154)	(9,627)	(2,150)
Balance at end of period	(3,990)	(11,313)	(3,836)

RETAINED EARNINGS
Balance at beginning of period	83,718	78,029	78,029
Net (loss) income	(19,779)	160,994	161,407
Cash dividends	(15,572)	(77,859)	(155,718)
Balance at end of period	48,367	161,164	83,718

FRONTLINE LTD. EQUITY	712,388	815,979	747,133

NONCONTROLLING INTEREST
Balance at beginning of period	11,904	9,408	9,408
Net liabilities assumed on purchase of noncontrolling interest	-	-	(101)
Net income	1,424	1,252	2,597
Balance at end of period	13,328	10,660	11,904

TOTAL EQUITY	725,716	826,639	759,037

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2010. Certain amounts in the consolidated statement of cash flows for the year ended December 31, 2010 have been reclassified to conform to the 2011 presentation.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2010.

On June 16, 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income. This standard requires an entity to present items of net income and other comprehensive income in one continuous statement — referred to as the statement of comprehensive income — or in two separate, but consecutive, statements. The standard is intended to enhance comparability between entities that report under accounting principles generally accepted in the U.S. and those companies that report under International Financial Reporting Standards, and to provide a more consistent method of presenting non-owner transactions that affect an entity's equity. The standard is effective for the Company beginning January 1, 2012.

3.	NEWBUILDINGS

The Company capitalized newbuilding costs of $0.6 million and interest of $5.3 million in the six months ended June 30, 2011.

4.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Marketable securities of $1.3 million at June 30, 2011 (December 31, 2010: $51.5 million) are measured at fair value on a recurring basis. The fair value of marketable securities is based on the quoted market prices. This fair value falls within the "Level 1" category of ASC 820-10 being "measurements using quoted prices in active markets for identical assets or liabilities".

5.	DEBT

The conversion price of the Company's convertible bonds at December 31, 2010 was $37.0483 per share. The Company declared a dividend of $0.25 per share on November 24, 2010 and a dividend payment of $0.10 on February 22, 2011. Together these dividend payments resulted in a calculated adjustment of the conversion price above the 1% adjustment threshold, triggering a new actual conversion price. The conversion price was adjusted from $37.0483 to $36.5567 effective March 7, 2011, which was the first date the shares traded ex-dividend of the latter dividend payment.

6.	RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance a profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

In February 2011, the Company agreed with Ship Finance to terminate the long term charter parties between the companies for the single hull VLCCs Ticen Sun (ex. Front Highness) and Front Ace and Ship Finance simultaneously sold the vessels to unrelated third parties. The termination of the charters took place in February and March 2011, respectively. Ship Finance made a compensation payment to the Company of $5.3 million for the early termination of the charters, which was recorded in the first quarter of 2011.

In April and May 2011, the Company agreed with Ship Finance to terminate the long term charter parties between the companies for the OBO vessels Front Leader and Front Breaker, respectively, and Ship Finance simultaneously sold the vessels. The termination of the charter parties took place on April 12, 2011 and May 26, 2011, respectively, and the Company made compensation payments to Ship Finance of $7.7 million and $6.6 million, respectively, for the early termination of the charter parties. The Company recorded losses of $9.3 million and $8.5 million, respectively, in the second quarter of 2011.

7.	COMMITMENTS AND CONTINGENCIES

As of June 30, 2011, the Company was committed to make newbuilding installments of $451.4 million as follows;

(in millions of $)	Total
2011	27.0
2012	175.7
2013	248.7
451.4

Expected payments of $79.9 million and $73.0 million have been moved from this year into 2012 and from 2012 into 2013, respectively, since the first quarter earnings release, as a result of an expected delay of approximately four to five months in the VLCC newbuilding program.

8.	DIVIDENDS

On May 24, 2011, the Company declared a dividend of $0.10 per share. The record date for the dividend was June 8, 2011, the ex dividend date was June 6, 2011 and the dividend was paid on June 28, 2011.

9.	SUBSEQUENT EVENTS

On August 25, 2011, the Company's Board of Directors declared a dividend of $0.02 per share. The record date for the dividend is September 9, 2011, ex dividend date is September 7, 2011 and the dividend will be paid on or about September 26, 2011.

FRONTLINE LTD.
INTERIM REPORT JANUARY – JUNE 2011

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated financial statements for the period January 1 to June 30, 2011 have been prepared in accordance with U.S generally accepted accounting principles, and give a true and fair view of the Company's assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed consolidated financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related parties transactions.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 25, 2011

SK 02089 0009 1223555